UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 22, 2023

Twelve Seas Investment Company II

(Exact name of registrant as specified in its charter)

Delaware	001-40123	85-2141273
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

228 Park Avenue S.

Suite 89898

New York, New York

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (917) 361-1177

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	TWLVU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	TWLV	The Nasdaq Stock Market LLC

Redeemable warrants, each whole warrant exercisable for one share of Class A Common Stock for $11.50 per share	TWLVW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Twelve Seas Investment Company II, a Delaware corporation (“Twelve Seas II” or the “Purchaser”), intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a preliminary proxy statement of Twelve Seas II (as may be amended from time to time, the “Proxy Statement”) in the coming weeks, in connection with the proposed business combination transaction involving Twelve Seas II, Crystal Lagoons U.S. Corp. and CL Newco Inc., a Delaware corporation (“Crystal Lagoons”). The definitive proxy statement and other relevant documents will be mailed to stockholders of Twelve Seas II as of a record date to be established for voting on the Business Combination. Stockholders of Twelve Seas II and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with Twelve Seas II’s solicitation of proxies for the special meeting of stockholders to be held to approve the Business Combination because these documents will contain important information about Twelve Seas II, Crystal Lagoons and the Business Combination. Twelve Seas II stockholders and other interested persons will also be able to obtain copies of the Proxy Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Twelve Seas II by contacting its Chief Executive Officer, Dimitri Elkin, c/o Twelve Seas Investment Company II, 228 Park Avenue S., Suite 89898, New York, New York.

Item 1.01 Entry Into a Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy which is filed as Exhibit 2.1 to this Current Report on Form 8-K. Stockholders and other interested parties are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Business Combination (as defined below).

Merger Agreement; Transactions

On December 22, 2023, Twelve Seas Investment Company II, a Delaware corporation (“Twelve Seas II” or the “Purchaser”), entered into an Agreement and Plan of Merger (as may be amended or supplemented from time to time, the “Merger Agreement”) with Crystal Lagoons U.S. Corp., a Delaware corporation (together with its successors, the “Original Crystal Lagoons”), CL Newco Inc., a newly-incorporated Delaware corporation (“Crystal Lagoons”), Twelve Seas II Merger Sub 1 Inc., a Delaware corporation and wholly owned subsidiary of Twelve Seas II (“Merger Sub 1”), and Twelve Seas II Merger Sub 2 LLC, a Delaware limited liability company and wholly owned subsidiary of Twelve Seas II (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”). Unless otherwise defined herein, the capitalized terms used below have the meanings given to them in the Merger Agreement.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, not less than one business day prior to the Closing Date, Crystal Lagoons and all of the then stockholders of Original Crystal Lagoons shall enter into a contribution agreement providing for the contribution by all of the then holders of all of the then outstanding shares of capital stock of Crystal Lagoons to Crystal Lagoons in consideration of the issuance by Crystal Lagoons of an equal number of shares of Crystal Lagoons common stock (the consummation of the transactions provided in the foregoing clauses, the “Contribution”) and pursuant to which Contribution, the former stockholders of Original Crystal Lagoon become stockholders of Crystal Lagoons and Original Crystal Lagoon becomes a wholly owned subsidiary of Crystal Lagoons.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, not less than one business day prior to the Closing Date, but after the consummation of the Contribution, Original Crystal Lagoons and Crystal Lagoons, as the then sole stockholder of Original Crystal Lagoons, shall cause Original Crystal Lagoons to be converted from a Delaware corporation to a Delaware limited liability company and all of the issued and outstanding shares of capital stock of Original Crystal Lagoons held by Crystal Lagoons immediately prior to the effective time of the Conversion shall be converted into all of the limited liability company interests of Original Crystal Lagoons, as a Delaware limited liability company, and Crystal Lagoons shall be admitted as the sole member of Original Crystal Lagoons, as a Delaware limited liability company, all in accordance with Delaware General Corporation Law (“DGCL”) and the Delaware Limited Liability Company Act (the “Conversion”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, on the Closing Date of the transactions contemplated by the Merger Agreement (collectively, the “Business Combination” or the “Transactions”), (i) Merger Sub 1 will merge with and into Crystal Lagoons (the “First Merger”), with Crystal Lagoons continuing as the surviving corporation and a wholly owned subsidiary of Twelve Seas II, as a result of which each share of Crystal Lagoons common stock issued and outstanding immediately prior to the First Effective Time (other than the shares of Crystal Lagoons common stock owned by Crystal Lagoons or any subsidiary of Crystal Lagoons prior to the First Effective Time (the “Company Excluded Shares”) and the shares of Crystal Lagoons common stock held by holders demanding appraisal rights (the “Company Dissenting Shares”)) will automatically be cancelled and will cease to exist in exchange for the right to receive a portion of the Closing Merger Shares Consideration (as defined below) and a portion of the Earnout Shares Consideration (as defined below), and (ii) Crystal Lagoons, as the surviving corporation and a wholly owned subsidiary of Twelve Seas II after the First Merger, will merge with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub 2 continuing as the surviving limited liability company and a wholly-owned subsidiary of Twelve Seas II, as a result of which each share of Crystal Lagoons common stock will no longer be outstanding and will automatically be cancelled and will cease to exist, and no consideration shall be paid in consideration thereof, and each limited liability company interest of Merger Sub 2 will remain outstanding as a limited liability company interest of the surviving entity. Following the Business Combination, Twelve Seas II will change its name to a name selected by Crystal Lagoons.

Merger Consideration

The aggregate consideration payable to the holders of Crystal Lagoons common stock prior to the First Effective Time (other than Company Excluded Shares and Company Dissenting Shares) (collectively, the “Crystal Lagoons Stockholders”) at the effective time of the First Merger (the “First Effective Time”) will consist of 35,000,000 shares of New Purchaser Common Stock (the “Closing Merger Shares Consideration”) valued at $10.00. In accordance with the terms and subject to the conditions of the Merger Agreement, at the First Effective Time, each share of Crystal Lagoons’ common stock outstanding as of immediately prior to the First Effective Time will be converted into a right to receive a number of shares of New Purchaser Common Stock (with each share valued at $10.00).

Earnout

In addition to the Closing Merger Shares Consideration set forth above, the Crystal Lagoons Stockholders will also have a contingent right to receive up to an additional 1,225,000 shares of New Purchaser Common Stock (the “Earnout Shares”) after the Closing based on the price performance of the New Purchaser Common Stock during specified periods of time following the Closing. The Earnout Shares shall be earned and payable during the Earnout Period as follows:

●	If the dollar volume-weighted average price (“VWAP”) of New Purchaser Common Stock equals or exceeds $15.00 per share for any 20 trading days within any 30-trading-day period during the period beginning on the Closing Date and ending on the third anniversary of the Closing Date, Twelve Seas II shall issue to the Crystal Lagoons Stockholders an aggregate of 612,500 Earnout Shares; and

●	If the VWAP of New Purchaser Common Stock equals or exceeds $17.50 per share for any 20 trading days within any 30-trading-day period during the period beginning on the Closing Date and ending on the fourth anniversary of the Closing Date, Twelve Seas II shall issue to the Crystal Lagoons Stockholders an aggregate of 612,500 Earnout Shares.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by each of Crystal Lagoons and Twelve Seas II as of the date of the Merger Agreement or other specified dates, in each case relating to, among other things, organization and qualification, governing documents, capitalization, authority, no conflicts and absence of litigation. Certain representations and warranties are qualified by materiality or Material Adverse Effect. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or (ii) the ability of such person or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations thereunder, in each case, subject to certain customary exceptions.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed in accordance with their terms.

Covenants of the Parties

Each party agreed in the Merger Agreement to use their respective commercially reasonable efforts to consummate the Transactions and to comply as promptly as practicable with all requirements of governmental authorities applicable to the transactions contemplated by the Merger Agreement. The Merger Agreement also contains, subject to certain exceptions, certain customary covenants by each of the parties during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement in accordance with its terms or the Closing (the “Interim Period”), including (i) the provision of access to their properties, books and personnel; (ii) the provision of certain specified financial statements by Crystal Lagoons to Twelve Seas II; (iii) Twelve Seas II’s public filings; (iv) no insider trading; (v) notifications of certain breaches, consent requirements or other matters; (vi) efforts to consummate the Business Combination; (vii) tax matters; (viii) further assurances; (ix) public announcements; and (x) confidentiality.

During the Interim Period, Twelve Seas II may, but shall not be required to, enter into and consummate additional subscription agreements relating to a private equity investment in Twelve Seas II to purchase shares of New Purchaser Common Stock in connection with a private placement, and/or enter into forward purchase agreements or backstop agreements with potential investors (“Additional PIPE Investment”). If Twelve Seas elects to seek Additional PIPE Investment, then Crystal Lagoons, Twelve Seas and their representatives will cooperate in connection with such efforts and use their commercially reasonable efforts to cause such Additional PIPE Investment to occur.

Twelve Seas II agreed to timely pay any and all Excise Tax incurred in connection with the Transactions or the redemption of Twelve Seas II’s Class A common stock by their holders (the “Redemption”) in connection with the Business Combination, including any such Excise Tax incurred prior to Closing.

Twelve Seas II also agreed to ensure that the underwriter of its initial public offering enters into novation, waiver or a substantially similar agreement with Twelve Seas II and/or the Sponsor, as applicable, so that no deferred underwriting fee from the Twelve Seas II’s initial public offering shall be due at and after the Closing (the “Deferred Underwriting Fees Waiver”).

The Merger Agreement also contains certain customary post-Closing covenants regarding indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance and use of Trust Account proceeds. In addition, Crystal Lagoons agreed to obtain its required stockholder approvals in the manner required under its organizational documents and applicable law for, among other things, the adoption and approval of the Merger Agreement and each of the Ancillary Documents to which Crystal Lagoons is or is required to be a party or bound, and the consummation of the Business Combination.

Proxy Statement

The parties made customary covenants regarding the Proxy Statement, which will solicit proxies from Twelve Seas II’s stockholders to approve, among other things, unless otherwise agreed to between Twelve Seas II and Crystal Lagoons (i) the Business Combination in accordance with Twelve Seas II’s organizational documents; (ii) the adoption and approval of the amended and restated Twelve Seas II certificate of incorporation; (iii) the adoption and approval of a new equity incentive plan (the “Incentive Plan”), in a form to be mutually agreed upon by Twelve Seas II and Crystal Lagoons during the Interim Period; (iv) the issuance of shares of New Purchaser Common Stock pursuant to the First Merger and Additional PIPE Investment in accordance with Twelve Seas II’s organizational documents, the DGCL, the rules and regulations of the SEC and Nasdaq and (v) such other matters as Crystal Lagoons and Twelve Seas II shall mutually determine to be necessary or appropriate in order to effect the Merger and the other Transactions (the “Purchaser Stockholder Approval Matters”).

No Solicitation of Acquisition Proposals

Each party also agreed during the Interim Period to (i) not solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, (ii) notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and (iii) keep the other party informed of the status of any such inquiries, proposals, offers or requests for information.

Directors and Officers of Twelve Seas II Following the Closing

The parties will take all necessary action, so that effective as of the Closing, Twelve Seas II’s board of directors will consist of six (6) directors, including (i) four (4) directors designated by Crystal Lagoons prior to the Closing and (ii) two (2) directors designated by Twelve Seas II prior to the Closing. At least four (4) of the directors shall be independent under Nasdaq rules.

The parties will take all action necessary (including causing the executive officers of Twelve Seas II to resign) so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Twelve Seas II immediately following the Second Effective Time will be the same individuals (in the same office) as that of Crystal Lagoons immediately prior to the Closing (unless, at its sole discretion, Crystal Lagoons desires to appoint another qualified person to either such role, in which case, such other individual shall serve in such role). Prior to the Closing, Twelve Seas II and certain key employees of Crystal Lagoons will enter into employment agreements, effective as of the Closing, in form and substance reasonably acceptable to Twelve Seas II and Crystal Lagoons.

Conduct of Twelve Seas II and Crystal Lagoons Prior to the Closing

Under the Merger Agreement, during the Interim Period, Crystal Lagoons has agreed, except as expressly contemplated by other provisions of the Merger Agreement, any of the other Ancillary Documents, or as set forth in disclosure schedules, required by applicable law, or unless Twelve Seas II otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), among other exceptions, to, and to cause each of its subsidiaries to, (i) conduct its business in all material respects in the ordinary course of business consistent with past practice and (ii) comply, in all material respects with all laws applicable to Crystal Lagoons and its subsidiaries and their respective businesses, assets and employees. Crystal Lagoons also agreed to refrain, subject to certain exceptions, from taking certain specified actions, such as amending its organizational documents, increasing wages and compensation payable to its employees, issuing equity securities, waiving rights under or terminating material contracts, or incurring indebtedness.

Additionally, under the Merger Agreement, during the Interim Period, Twelve Seas II has agreed, except as expressly contemplated by other provisions of the Merger Agreement or the Ancillary Documents, required by applicable law, or unless Crystal Lagoons otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), to, and to cause each of its subsidiaries to, (i) conduct its business, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all laws applicable to Twelve Seas II and its subsidiaries and their respective businesses, assets and employees and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Twelve Seas II also agreed to refrain, subject to certain exceptions, from taking certain specified actions, such as amending its organizational documents, issuing equity securities, waiving rights under or terminating any material contracts, or incurring indebtedness over certain specified thresholds. However, notwithstanding the foregoing, Twelve Seas II is not prohibited or restricted from extending the deadline by which it must complete its business combination.

Conditions to Closing

The Merger Agreement contains conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the Transactions by the stockholders of Twelve Seas II and Crystal Lagoons; (ii) any waiting period applicable to consummation of the Transactions under any antitrust laws shall have expired or been terminated, (iii) approvals of, or completion of any filings required to be made with, any governmental authorities; (iv) no law or order preventing the Business Combination; (iv) Twelve Seas II shall have net tangible assets of at least $5,000,001; (v) the shares of New Purchaser Common Stock shall have been approved for listing on the Nasdaq or the New York Stock Exchange and (vi) the Proxy Statement having cleared comments by the SEC.

In addition, unless waived by Crystal Lagoons, the obligations of Crystal Lagoons to consummate the Business Combination are subject to the satisfaction of the following additional conditions to Closing, in addition to the delivery by Twelve Seas II of a customary officer certificate and other Closing deliverables: (i) the representations and warranties of Twelve Seas II being true and correct as of the date of the Merger Agreement and the date of the Closing, except to the extent made as of a particular date (subject to Material Adverse Effect qualifiers where applicable); (ii) Twelve Seas II having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Twelve Seas II since the date of the Merger Agreement which is continuing and uncured; (iv) at least $5,000,000 in cash funded to Crystal Lagoons’ balance sheet after the payment (A) of all unpaid Twelve Seas II transaction expenses and Company transaction expenses, (B) of all fees and costs in connection with the FCM Credit Facility (as defined below), (iii) of Crystal Lagoons’ insurance policy premiums and applicable taxes, (C) to fund a depleting interest reserve account, and (D) to refinance the existing credit facility of Crystal Lagoons; (v) Crystal Lagoons shall have received (A) a copy of the definitive credit agreement, duly executed by the Purchaser and FCM or (B) a copy of a definitive credit agreement on substantially equivalent terms from another lender that is reasonably and mutually acceptable to Twelve Seas II and Crystal Lagoons; and (vi) Twelve Seas II shall have delivered to Crystal Lagoons the Deferred Underwriting Fees Waiver. Under the Merger Agreement, “FCM” means one or more funds or entities managed or advised by Farallon Capital Management, L.L.C. or its Affiliates; and “FCM Credit Facility” means the (a) $58,000,000 first lien term loan facility and (b) $65,000,000 uncommitted accordion to the first lien term loan facility, in each case, funded by FCM on the Closing Date.

Unless waived by Twelve Seas II, the obligations of Twelve Seas II and Merger Subs to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Crystal Lagoons of a customary officer certificate and other Closing deliverables: (i) the representations and warranties of Crystal Lagoons being true and correct as of the date of the Merger Agreement and the date of the Closing, except to the extent made as of a particular date (subject to the Material Adverse Effect qualifiers); (ii) Crystal Lagoons having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Crystal Lagoons and its subsidiaries since the date of the Merger Agreement which is continuing and uncured; and (iv) the Lock-Up Agreements and Employment Agreements being in full force and effect in accordance with the terms thereof as of the Closing.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Twelve Seas II and Crystal Lagoons; (ii) by either Twelve Seas II or Crystal Lagoons if any of the conditions to Closing have not been satisfied or waived by May 31, 2024 (the “Outside Date”), provided, that such termination right will not be available to a party if the breach or violation by such party or its affiliates of any representation, warranty, covenant or obligation under the Merger Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; (iii) by either Twelve Seas II or Crystal Lagoons if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable (and so long as the terminating party’s failure to comply with any provision of the Merger Agreement has not been a substantial cause of, or substantially resulted in, such action by such governmental authority); (iv) by either Twelve Seas II or Crystal Lagoons in the event of the other party’s uncured breach or if any representation or warranty has become untrue or inaccurate, if such breach or inaccuracy would result in the failure of a closing condition (and so long as the terminating party is not also in material uncured breach under the Merger Agreement) and is uncured and continuing; (v) by Twelve Seas II if there has been a Material Adverse Effect on Crystal Lagoons and its subsidiaries taken as a whole following the date of the Merger Agreement that is uncured and continuing; (vi) by Crystal Lagoons if there has been a Material Adverse Effect on Twelve Seas II that is uncured and continuing; (vii) by either Twelve Seas II or Crystal Lagoons if the stockholders of Twelve Seas II do not approve the Purchaser Stockholder Approval Matters at a special meeting held by Twelve Seas II; (vii) by either Twelve Seas II or Crystal Lagoons if the required approval from Crystal Lagoons stockholders is not obtained at a meeting of stockholders or via written consent by Crystal Lagoons stockholders to approve the Transactions; and (viii) by Crystal Lagoons for any or no reason, subject to payment of a termination fee of $1,500,000.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to the termination fee, publicity, confidentiality, fees and expenses, trust fund waiver, no recourse and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for any claim based in whole or in part upon fraud or for willful breach of any representation, warranty, covenant or obligation of the Merger Agreement prior to termination; provided, however, that if the termination fee is paid, neither Crystal Lagoons nor its affiliates shall have any liability, including for any willful breach of any representation, warranty, covenant or obligation of the Merger Agreement.

Fees and Expenses

All expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party incurring such expenses; provided, however, if the Closing shall occur, Twelve Seas II shall pay all unpaid Twelve Seas II transaction expenses and unpaid Company transaction expenses. Notwithstanding the foregoing, during the Interim Period, Twelve Seas II shall pay all expenses (a) relating to all SEC, antitrust laws and other regulatory filing fees incurred in connection with the Transactions, (b) incurred in connection with printing, mailing, and soliciting proxies with respect to the Proxy Statement and (c) incurred in connection with any filings with or approvals from Nasdaq or the New York Stock Exchange in connection with the Transactions, in each case as such expenses shall be incurred or otherwise be due and payable.

If Twelve Seas II’s transaction expenses exceed $1,900,000, Twelve Seas II shall cause Twelve Seas Sponsor II LLC, a Delaware limited liability company (the “Sponsor”) to, at Sponsor’s election, (i) pay to Twelve Seas II an amount in cash equal to the amount by which the Twelve Seas II transaction expenses exceed $1,900,000, (ii) irrevocably forfeit and surrender to Twelve Seas II for no consideration a number of shares of Twelve Seas II common stock equal to (x) the amount by which Twelve Seas II transaction expenses exceed $1,900,000 divided by (y) $10.00, or (iii) utilize a combination of the foregoing clauses (i) and (ii). Notwithstanding the foregoing, the maximum number of shares of Twelve Seas II common stock that may be forfeited and surrendered by Sponsor for such purposes shall be 150,000 shares of Twelve Seas II common stock, and any remaining amount shall be paid to Twelve Seas II by Sponsor in cash.

Trust Account Waiver

Crystal Lagoons agreed on behalf of itself and its affiliates that neither it nor its affiliates will have any right, title, interest of any kind in or to any monies in Twelve Seas II’s Trust Account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom) other than in connection with the Closing.

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware and the parties are subject to exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware is found to lack jurisdiction then the Superior Court of the State of Delaware or, to the extent that both of the aforesaid courts are found to lack jurisdiction, then the United States District Court of the District of Delaware (or in any appellate court thereof).

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been filed as Exhibit 2.1 to this Current Report on Form 8-K in order to provide investors with information regarding its terms. It is not intended to provide any other factual information about Twelve Seas II, Crystal Lagoons, the Merger Subs or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Twelve Seas II’s public disclosures.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to, or in connection with, the Merger Agreement (the “Related Agreements”), but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, each of which is filed as an exhibit to this Current Report on Form 8-K. Twelve Seas II’s stockholders and other interested parties are urged to read such Related Agreements in their entirety.

Crystal Lagoons Stockholder Voting and Support Agreement

Simultaneously with the execution and delivery of the Merger Agreement, Twelve Seas II and Crystal Lagoons have entered into a Voting and Support Agreement (collectively, the “Crystal Lagoons Stockholder Support Agreement”) with certain persons who will become Crystal Lagoons Stockholders upon the completion of the Contribution and will hold shares of Crystal Lagoons capital stock sufficient to approve the First Merger and the other Transactions. Under the Crystal Lagoons Stockholder Support Agreement, each Crystal Lagoons Stockholder signing the Crystal Lagoons Stockholder Support Agreement agreed to vote all of such stockholder’s securities of Crystal Lagoons in favor of the Merger Agreement and the other matters to be submitted to Crystal Lagoons Stockholders for approval in connection with the Business Combination, and each such Crystal Lagoons Stockholder has agreed to take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Business Combination, in each case in the manner and subject to the conditions set forth in the Crystal Lagoons Stockholder Support Agreement. The Crystal Lagoons Stockholder Support Agreement prevent transfers of Company securities held by such Crystal Lagoons Stockholders between the date of the completion of the Contribution and the date when the Crystal Lagoons Stockholder Support Agreement is terminated in accordance with its terms, except for certain permitted transfers where the transferee also agrees to comply with the Crystal Lagoons Stockholder Support Agreement.

The foregoing description of the Crystal Lagoons Stockholder Support Agreement is qualified in its entirety by reference to the full text of the form of the Crystal Lagoons Stockholder Support Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Sponsor Voting and Support Agreement

Simultaneously with the execution and delivery of the Merger Agreement, Twelve Seas II and Crystal Lagoons have entered into a Voting and Support Agreement (the “Sponsor Support Agreement”) with the Sponsor. Under the Sponsor Support Agreement, the Sponsor agreed to vote all of the Sponsor’s securities of Twelve Seas II in favor of the Merger Agreement and the other matters to be submitted to the Twelve Seas II stockholders for approval in connection with the Business Combination, and the Sponsor has agreed to take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Business Combination, in each case in the manner and subject to the conditions set forth in the Sponsor Support Agreement.

The Sponsor also agreed to forfeit 6,625,000 shares of Twelve Seas II Class A common stock. The Sponsor also agreed that if Twelve Seas II’s transaction expenses exceed $1,900,000, Sponsor shall, at its election, (a) pay to Twelve Seas II an amount in cash equal to the amount by which Twelve Seas II transaction expenses exceed $1,900,000, (b) irrevocably forfeit and surrender to Twelve Seas II for no consideration a number of shares of Twelve Seas II Class A common stock equal to (i) the amount by which Twelve Seas II transaction expenses exceed $1,900,000 divided by (ii) $10.00, or (c) utilize a combination of the foregoing clauses (a) and (b). Notwithstanding the foregoing, the maximum number of shares of Twelve Seas II Class A common stock that may be forfeited by Sponsor shall be 150,000 shares.

The Sponsor and Twelve Seas II each agreed to use commercially reasonable efforts to reduce any liability resulting from any Excise Taxes incurred by it in connection with the Redemptions or the Transactions. Notwithstanding the foregoing, Twelve Seas II agreed to timely pay any such Excise Taxes and, in connection therewith, Sponsor agreed to transfer 500,000 shares of Twelve Seas II Class A common stock to or as directed by Crystal Lagoons.

The Sponsor irrevocably and unconditionally agreed not to redeem any shares of Twelve Seas II Class A common stock. Additionally, Sponsor agreed that at the Closing, it shall convert any and all amounts outstanding under any working capital loans (not to exceed $1,500,000) into Purchaser Units.

The Sponsor also agreed that in the event that Crystal Lagoons commences a tender offer for the outstanding Twelve Seas II public warrants (a “Warrant Reduction Transaction”), the Sponsor shall be responsible for 50% of (i) the cash or equity consideration paid in connection with such Warrant Reduction Transaction and (ii) any costs and fees directly related thereto, up to a maximum of $2,000,000 (the “Sponsor Warrant Reduction Costs”) and shall, in satisfaction of such obligation, transfer to Twelve Seas II for cancellation a number of shares of Twelve Seas II Class A common stock (not to exceed 200,000 shares) equal to (x) the amount of the Sponsor Warrant Reduction Costs divided by (y) $10.00 (such shares, the “Contributed Shares”). In the event that the Warrant Reduction Transaction results in a tender of outstanding Twelve Seas II public warrants greater than 50% of the number of then outstanding public warrants of Twelve Seas II, the Sponsor shall be entitled to earn a number of newly issued shares of Purchaser Common Stock or New Purchaser Common Stock equal to 50% of the number of Contributed Shares that were canceled (such shares, the “Sponsor Earnout Shares”). The Sponsor Earnout Shares shall be deemed earned and shall be issued to the Sponsor at the same time and based on, and subject to, the same terms and conditions as the Earnout Shares Consideration are earned and issued to Crystal Lagoons Stockholders.

Notwithstanding the foregoing, the resulting dilution of Crystal Lagoons Stockholders, if any, caused by the exercise of any Twelve Seas II public warrants as of and following the date of the Sponsor Support Agreement shall be borne by the Sponsor and Crystal Lagoons Stockholders in such proportion as to cause the Sponsor to bear 50% more of the economic impact of the dilution than borne by Crystal Lagoons Stockholders in the aggregate, and the Sponsor shall transfer sufficient shares of Twelve Seas II Class A common stock (with each share valued at $10.00) to Crystal Lagoons Stockholders, directly or constructively (including pursuant to a forfeiture and reissuance), to or as reasonably determined by the Crystal Lagoons Stockholders, to achieve such proportion; provided that in no event shall the number of shares of Twelve Seas II Class A common stock that the Sponsor is required to transfer for such purpose exceed 500,000 shares. Sponsor also agreed it shall not acquire and/or purchase any Twelve Seas II public warrants or Twelve Seas II public units.

The Sponsor Support Agreement also prevents transfers of Twelve Seas II securities held by the Sponsor thereto between the date of the Sponsor Support Agreement and the date the Sponsor Support Agreement is terminated pursuant to its terms, except for certain permitted transfers where the transferee also agrees to comply with the Sponsor Support Agreement.

The foregoing description of the Sponsor Support Agreements is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

Lock-Up Agreements

Simultaneously with the Closing and as a condition to consummation of the Transactions, certain Crystal Lagoons Stockholders will enter into Lock-Up Agreements with Twelve Seas II (collectively, the “Lock-Up Agreements”) pursuant to which such Crystal Lagoons Stockholders will agree not to transfer its shares of New Purchaser Common Stock for a period of time commencing on the date of the Closing and ending on the earlier of (i) 180 days after the date of the Closing and (ii) the date on which Twelve Seas II completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Twelve Seas II’s stockholders having the right to exchange their shares of New Purchaser Common Stock for cash, securities or other property.

Registration Rights Agreement

In connection with the Closing, the parties intend that certain Crystal Lagoons Stockholders will enter into a registration rights agreement, which will be effective as of the First Effective Time, providing such Crystal Lagoons Stockholders with registration rights as set forth in a form to be mutually agreed between the parties.

Advisors

EarlyBirdCapital is acting as financial advisor and capital markets advisor to Crystal Lagoons. Greenberg Traurig, LLP is acting as legal counsel to Crystal Lagoons. Ellenoff Grossman & Schole LLP is acting as legal counsel to Twelve Seas II.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of December 22, 2023, by and among Twelve Seas Investment Company II, Crystal Lagoons U.S. Corp., CL Newco Inc., Twelve Seas II Merger Sub 1 Inc., and Twelve Seas II Merger Sub 2 LLC.
10.1	Form of Stockholder Support Agreement, dated as of December 22, 2023, by and among Twelve Seas Investment Company II, CL Newco Inc. and the other parties thereto who will become equityholders of CL Newco Inc. following the Contribution.
10.2	Sponsor Support Agreement, dated as of December 22, 2023, by and among Twelve Seas Investment Company II, CL Newco Inc. and Twelve Seas Sponsor II LLC.

*	The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TWELVE SEAS INVESTMENT COMPANY II

	By:	/s/ Dimitri Elkin
		Name:	Dimitri Elkin
		Title:	Chief Executive Officer

Dated: December 29, 2023